SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.  20549

                                    SCHEDULE 13G/A

                      Under the Securities Exchange Act of 1934

                                   AMENDMENT NO. 9

                           HOMELAND BANKSHARES CORPORATION
                         (FKA IOWA NATIONAL BANKSHARES CORP)
                         -----------------------------------
                                   (Name of Issuer)

                                     COMMON STOCK

                            (Title of Class of Securities)

                                     43739F-10-4
                            -----------------------------
                                    (CUSIP Number)



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          Check the  following  box  if  a fee  is  being  paid  with  this statement [  ].

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           1)  Names of  Reporting Persons/S. S. or I. R. S. Identification
               Nos. of Above Persons:   HOMELAND BANK, NATIONAL ASSOCIATION
               (FKA THE NATIONAL BANK OF WATERLOO, TIN #42-0587453)

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           2)  Check the Appropriate Row if a Member of a Group:
               (a)  NOT APPLICABLE
               (b)  NOT APPLICABLE

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           3)  SEC Use Only:

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           4)  Citizenship  or  Place  of  Organization:    UNITED   STATES
               (LOCATED IN IOWA)

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           Number of               (5) Sole Voting Power:  181,896
           Shares Bene-
           ficially                (6) Shared Voting Power:  349,742
           Owned by
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           Each Report-            (7) Sole Dispositive Power:  249,305
           ing Person
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           With                    (8) Shared Dispositive Power:  282,333

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          (9) Aggregate   Amount  Beneficially  Owned  by  Each  Reporting
          Person:  531,638

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          10)  Check if  the Aggregate Amount  in Row (9)  Excludes Certain
          Shares: [ ]

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          11)  Percent of Class Represented by Amount in Row 9:  9.3%

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          12)  Type of Reporting Person:  BK

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          ITEM 1(A).NAME OF ISSUER
                    Homeland Bankshares Corporation (fka Iowa National Bankshares Corp)

          ITEM 1(B).ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES 229 East Park Avenue, Waterloo, Iowa 50704-5300

          ITEM 2(A).NAME OF PERSON FILING
                    Homeland Bank, National Association (fka The National Bank of Waterloo)

          ITEM 2(B).ADDRESS OF PRINCIPAL BUSINESS OFFICE
                    100 East Park Avenue, Waterloo, Iowa 50704-5200

          ITEM 2(C).CITIZENSHIP
                    Incorporated under the laws of the United States with its main office located in Waterloo, Iowa.

          ITEM 2(D).TITLE OF CLASS OF SECURITIES
                    Common Stock
          ITEM 2(E).CUSIP NUMBER
                    43739F-10-4 (previously 462483-10-8)

          ITEM 3.   FILING PERSON PURSUANT TO RULE 13D-1(B)
              (B).  A Bank as defined in Section 3(a)(6) of the Act

          ITEM 4.   OWNERSHIP
              (A).  Amount   beneficially  owned  at   December  31,  1996:
                    531,638 shares
              (B).  Percent of class at December 31, 1996:  9.3%
              (C).  Number of shares as to which such person has:
                    (i)  sole power to vote or to direct the vote:  181,896
                    shares
                    (ii)  shared  power  to  vote or  to  direct  the vote:
                    349,742 shares
                    (iii)  sole   power  to  dispose   or  to   direct  the
                    disposition of:  249,305 shares
                    (iv)  shared  power   to  dispose  or  to   direct  the
                    disposition of:  282,333 shares

          ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
                    Not applicable

          ITEM 6.   OWNERSHIP  OF  MORE  THAN FIVE  PERCENT  ON  BEHALF  OF
                    ANOTHER PERSON
                    None

          ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
                    Not Applicable

          ITEM 8.   IDENTIFICATION  AND  CLASSIFICATION OF  MEMBERS  OF THE
                    GROUP
                    Not applicable

          ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
                    Not applicable

          ITEM 10.  CERTIFICATION PURSUANT TO RULE 13D-1(B)
                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                   ***SIGNATURE***

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          January 16, 1997
                                          ---------------------------------
                                          Date

                                          Homeland Bank, National Association

                                          ---------------------------------
                                          Robert S. Kahler
                                          Executive Vice President